Report of Independent Registered Public Accounting Firm

The Board of Trustees of
The Dreyfus/Laurel Funds Trust:

We have examined management's assertion, included in
the accompanying Management Statement Regarding
Compliance With Certain Provisions of the Investment
Company Act of 1940, that the Dreyfus Premier Core
Value Fund,
Dreyfus Premier Limited Term High Yield Fund and Dreyfus
Premier Managed Income Fund, each a series of
The Dreyfus/Laurel Funds Trust, (collectively the
"Funds"), complied with the requirements of
subsections (b) and (c) of
Rule 17f-2 under the Investment Company Act
of 1940 (the Act)
as of December 31, 2007. Management is responsible
for the
Funds' compiance with those requirements. Our
responsibility is to express an opinion on
management's assertion
about the Funds' compliance based on our examination.
Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board
(United States) and, accordingly, included
examining, on a test basis,
evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2007
and with respect to agreement of security purchases
and sales, for the period from May 31, 2007
(the date of our last examination) through December 31, 2007:
1. 	Reconciliation between the Funds' accounting records
and the custodian's records as of December 31, 2007 and verified reconciling items;
2.	Confirmation of pending purchases for the Funds
as of December 31, 2007 with brokers, and where responses
were not received, an inspection of documentation
corresponding to subsequent cash payments;
3.	Agreement of pending sales activity for the Funds as
of December 31, 2007 to documentation of corresponding
subsequent cash receipts;
4.	Agreement of Funds' trade tickets for twelve
purchases and five sales or maturities for the period
May 31, 2007 (the date of our last examination) through
December 31, 2007, to the books and records of the Funds
noting that they had been accurately recorded and subsequently settled;
6.	We reviewed Mellon Global Securities Services Report
on Controls Placed in Operation and Tests of Operating Effectiveness ("SAS 70 Report") for the period
January 1, 2007 through September 30, 2007 and
noted no negative findings were reported in the areas
of Asset Custody and Control; and
7.	We inquired of the Custodian who concurred that all
control policies and procedures detailed in Section IV Control Objectives, Controls and Tests of Operating Effectiveness of the SAS 70 Reports, have remained in operation and functioned adequately from September 30, 2007 through December 31, 2007.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2007, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

New York, New York
March 28, 2008


March 28, 2008


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of Dreyfus Premier Core Value Fund, Dreyfus Premier Limited Term High Yield Fund and Dreyfus Premier Managed Income Fund, each a series of The Dreyfus/Laurel Funds Trust, (collectively the "Funds"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment
 Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2007 and from May 31, 2007 through December 31, 2007. Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company Act of
1940 as of December 31, 2007 and from May 31, 2007 through December 31, 2007 with respect to securities reflected in the investment account of the Funds.

The Dreyfus/Laurel Funds Trust


Jim Windels
Treasurer